Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Convening Notice

EXTRAORDINARY GENERAL MEETINGS AND ANNUAL GENERAL MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Extraordinary General Meetings and the Annual General Meeting to be held on April 19, 2012 in the auditorium at the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I-	In an Extraordinary General Meeting to be held at 3:00 p.m.

1.     To amend and consolidate the Itaú Unibanco and Unibanco-Performance Stock Option Plans with the purpose of:

▪
Itaú Unibanco Stock Option Plan: (i) improving the wording, making it clearer and more objective; (ii) creating new mechanisms for option grants to  beneficiaries outside Brazil; (iii) unifying rules on the extinguishment of options in cases of death of the option holder; and (iv) amending the rule on the maintenance of the options in cases of retirement of the option holder;

▪
Unibanco-Performance Stock Option Plan: modifying (i) the rule on the maintenance of the options in the event of retirement of the option holder; and (ii) the rule on the period for exercising  the options in the case of death, retirement on the grounds of disability or any other manner of involuntary absence from the option holder’s professional functions;

2.     To deliberate on the Company’s assumption of the rights and obligations established in the current agreements signed with the beneficiaries of  the Stock Option Plan of Redecard S.A., including the responsibility for the grants realized within the scope of the said plan.

II-	In the Annual General Meeting to be held at 3:20 p.m.

3.
To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2012;

4.	To deliberate on the allocation of net income for the fiscal year;
5.
To elect members of the Board of Directors and Fiscal Council for the next annual term of office. In the light of the determination in CVM – Brazilian Securities and Exchange  instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting  capital; and

6.
To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III- In an Extraordinary General Meeting to be held at 3:40 p.m.

7.     To examine the proposal of the Board of Directors to amend the Bylaws in order (i) to introduce the term “unified” into the provisions on the mandate of the Board of Directors; (ii) include, among other competencies of the Board of Directors, to decide, on the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares; and (iii) to define   62 as the age limit to be elected to the position of Chief Executive Officer, the age limit of 60 being maintained for the other positions on the Board of Executive Officers;

EDITAL DE CONVOCAÇÃO DAS ASSEMBLÉIAS GERAIS EXTRAORDINÁRIAS E ORDINÁRIA DE 19.4.13 DO ITAÚ UNIBANCO HOLDING S.A.	Fls. 2

8. To Consolidate the Bylaws with the amendments mentioned above.

The full description of the matters proposed as well as their justification may be found in the “General Stockholders Meetings’ Manual”.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s investor relations website (www.itau-unibanco.com.br/ri), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

The Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6.404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a)     Corporate Entities: authenticated copy of the articles of association/Bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b)     Natural Persons: power of attorney with signature notarized by a public notary’s office.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by attorneys-in-fact submit a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to:

Itaú Unibanco – Gerência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to e-mail relacoes.investidores@itau-unibanco.com.br.

To encourage Stockholder participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize stockholder access to the Meetings.

São Paulo (SP), March 20, 2013.

BOARD OF DIRECTORS

ALFREDO EGYDIO SETUBAL
Investor Relations Officer